Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the three months ended March 31:

	2013	2012
	(Dollars in thousands)

Earnings before fixed charges:

Income before income taxes	$40,707	$50,174

Interest and other debt expense	17,417	15,588

Interest portion of rental expense	139	147

Earnings before fixed charges	$58,263	$65,909

Fixed charges:

Interest and other debt expense	$17,417	$15,588

Interest portion of rental expense	139	147

Capitalized interest	89	67

Total fixed charges	$17,645	$15,802

Ratio of earnings to fixed charges	3.30	4.17